

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 6010

January 30, 2008

Francis J. O'Brien
Chief Financial Officer
ICU Medical, Inc.
951 Calle Amanecer
San Clemente, CA  92673

      **Re:    ICU Medical, Inc.**
              **Form 10-K for the Fiscal-Year ended December 31, 2006**
              **Filed March 1, 2007**
              **File No. 000-19974**

Dear Mr. O'Brien:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                             Sincerely,

                             Martin James
                             Senior Assistant Chief Accountant